Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of New Senior Investment Group Inc. and Subsidiaries for the registration of common stock, preferred stock, debt securities, depositary shares, warrants, subscription rights, purchase contracts and purchase units and to the incorporation by reference therein of our reports dated February 26, 2019, with respect to the consolidated financial statements of New Senior Investment Group Inc. and Subsidiaries, and the effectiveness of internal control over financial reporting of New Senior Investment Group Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, NY

November 5, 2019